EXHIBIT 99.1

NEWS RELEASE

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

NYMOX Provides Recent Updates

IRVINE CA, March 27, 2026. Nymox Pharmaceutical Corporation (“Nymox”, “The Company”) (OTCQB: NYMXF) will be shortly updating the Board of Directors. Patrick Doody has retired from the Board. The Company gratefully acknowledges with thanks to Mr. Doody for his service starting in 2023.

The Company is pleased to announce that while no major approvals have yet been achieved, the dossiers for its prostate treatments have been significantly updated and improved, and the Company believes it is in strong shape.

Nymox CEO Dr. Averback recently purchased 50,000 shares of NYMX in the open market. Previously Dr Averback reported purchase of 102,844 shares in October 2025.

CEO and President Paul Averback MD DABP stated, "The Company is saddened by the loss of our Co-Chairman James G. Robinson who recently passed away. Mr Robinson was an ardent and solid long-term supporter, masterful Board member, and Chairman for Nymox for many years. His knowledge and experience will be sorely missed.”

“I had the pleasure and honor to work with Mr Robinson for many years and cherish the experiences. His talents were special in so many different ways that it is impossible to exaggerate how impressive he was in terms of intelligence, insight, strategies, observations, hands-on knowhow, and personality. Jim Robinson had an extraordinarily successful and immense persistent strength and energy, deep experience, and authenticity with humor and abiding humility -- truly unforgettable."

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX (TM) to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, including the discomforts of surgery in general and possible side effects of BPH surgery specifically, such as permanent retrograde ejaculation for many patients.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2024, and its Quarterly Reports.